Exhibit 99.116

Canopy Growth and Canopy Rivers Announce Strategic Agreement with LiveWell Foods

SMITHS FALLS, ON, April 5, 2018 /CNW/ - Canopy Rivers Corporation (“Canopy Rivers”), Canopy Growth Corporation (“Canopy Growth”) (TSX: WEED) and LiveWell Foods Canada Inc. (“LiveWell”), today announced that the companies have executed a strategic agreement to accelerate the development and commercialization of Livewell’s two large scale cannabis projects located in Ottawa, ON and Pontiac, QC, which collectively represent over 1,500,000 sq. ft. of future cannabis production and processing infrastructure.

“This new partnership represents further validation that Canopy is the platform of choice in the cannabis sector,” said Bruce Linton, Chairman and CEO of Canopy Growth. “Canopy has an unmatched ability to collaborate with partners given our breadth of operational knowledge, technology, investment capital, and cultivation expertise.”

“Rivers continues to look for synergistic and mutually beneficial opportunities to support emerging industry players with strategic advisory services and financial support,” said Sean McNulty, Co-founder, Canopy Rivers. “We will work collaboratively with Canopy Growth to accelerate LiveWell’s speed to market and deploy the resulting offtake throughout Canopy’s industry leading distribution platforms. With their Ottawa project located less than an hour from Canopy Growth’s Smith Falls headquarters, and 5 minutes from the airport, Livewell, once developed, represents a complimentary supplement to our portfolio of production and distribution partners.”

Canopy’s experienced team will provide Livewell with high-quality genetics for initial cultivation, access to trained personnel for guidance/support, assistance with standard operating procedures for compliance, and other strategic and financial support as needed to assist LiveWell in getting its facilities licensed and fully operational. Once licensed, LiveWell will also benefit from launching its brand(s) via Canopy Growth’s extensive distribution network including Tweedmainstreet.com, the largest registered patient network in the industry, and Canopy Growth’s extensive recreational retail channels.

“Partnering with Canopy Growth and Canopy Rivers, the leaders in the cannabis industry, provides LiveWell with the best in class partners required to execute on our ambitious growth plans in an efficient and expedited manner,” said LiveWell’s CEO Seann Poli. “Having access to their operational excellence, unique technology, global distribution infrastructure, and an abundance of other industry insights, we can significantly de-risk the execution and operation at both facilities. These significant executional efficiencies will drastically reduce our time to market and improve the quality of product we deliver.”

As part of the agreement, subject to the completion of certain milestones, Canopy Growth and Canopy Rivers, will each be issued equity in LiveWell. LiveWell has also received an initial purchase agreement from Canopy, for cannabis production at the Ottawa Project. In addition, LiveWell has the option to draw on up to $20,000,000 of debt financing from Canopy Rivers (subject to the completion of certain milestones) to support Livewell’s continued growth initiatives.

LiveWell Foods Canada Overview

LiveWell is a vertically integrated cannabis company with a full seed-to-sale solution including two large scale cannabis greenhouse projects in development totaling over 1,500,000 square feet. In addition to dried bud and oil, the company’s technology enables it to produce high value extracts and isolates for use in precise dosed medicinal formulations, and future recreational and edibles markets. LiveWell also distributes retail and bulk hemp products under the O-Hemp brand.

Artiva Project Overview (Ottawa, Ontario)

In late 2017 Artiva completed the acquisition of Sole Produce and now owns 100 acres of prime agricultural land located five minutes from the Ottawa International Airport and ten minutes from downtown Ottawa. The farm has been in operation since 1993 and currently produces eggplant, zucchini, and mini cucumber under 740,000 square feet of greenhouse, serving local and national grocers.    The Phase I retrofit of 108,000 square feet of greenhouse and 36,000 square feet of indoor support is well underway and construction is scheduled for completion in Q2 of this year. LiveWell is the first company in Ottawa to be permitted to grow cannabis within the city limits. The ACMPR application for this site has been submitted; and subject to Health Canada and other standard regulatory approvals, the Company anticipates being ready to begin in summer of 2018. Once Phase I is completed and licensed the plan is to immediately retrofit the balance of the facility brining the total planned project to 540,000 sq. ft. all under one roof.

Pontiac Project Overview (Litchfield, Quebec)

The 500 acre Pontiac site offers excellent conditions for sustainable development, innovation, investment, and partnership support. The site is ideally situated on the Ottawa River, one hour North-West of Gatineau, Quebec. It has an abundant water supply and power at some of the most competitive rates in North America. The site will host a Global Innovation Centre complete with a Cannabis and Hemp Research & Processing facility allowing for the development of precisely dosed consumable products for the medicinal, pharmaceutical, nutraceutical, and recreational consumer markets. The total planned project footprint is one million square feet of hybrid greenhouse and construction of the first 100,000 square feet has already begun.

About LiveWell

LiveWell Foods Canada Inc. (Ottawa, Canada) is dedicated to the highest quality standards in delivering cannabis and hemp products. Together with its strategic partner, Canopy Growth Corporation (TSX: WEED) and Canopy Rivers Corporation, LiveWell is retrofitting an existing 540,000 square foot greenhouse facility in Ottawa, Ontario. LiveWell is also constructing a state of the art Global Innovation Centre complete with a Cannabis and Hemp Research & Processing facility and 1 million square foot grow, in Litchfield, Quebec. Upon completion, the combined will measure 1,540,000 square feet of greenhouse capacity, all built to an unparalleled level of quality assurance, procedures, and testing. The company has established partnerships with leading sector names, with interests and operations abroad. LiveWell also distributes retail and bulk hemp products under the O-Hemp brand and plans to distribute cannabis edibles and infused products.

For more information visit www.livewellfoods.ca

About Canopy Growth Corporation

Canopy Growth is a world-leading diversified cannabis and hemp company, offering distinct brands and curated cannabis varieties in dried, oil and Softgel capsule forms. From product and process innovation to market execution, Canopy Growth is driven by a passion for leadership and a commitment to building a world-class cannabis company one product, site and country at a time.

Canopy Growth has established partnerships with leading sector names including cannabis icon Snoop Dogg, breeding legends DNA Genetics and Green House seeds, and Fortune 500 alcohol leader Constellation Brands, to name but a few. Canopy Growth operates seven cannabis production sites with over 1 million square feet of production capacity, including over 500,000 square feet of GMP-certified production space. The Company has operations in seven countries across four continents. The Company is proudly dedicated to educating healthcare practitioners, conducting robust clinical research, and furthering the public’s understanding of cannabis, and through its partly owned subsidiary, Canopy Health Innovations, has devoted millions of dollars toward cutting edge, commercializable research and IP development. Through partly owned subsidiary Canopy Rivers Corporation, the Company is providing resources and investment to new market entrants and building a portfolio of stable investments in the sector. From our historic public listing to our continued international expansion, pride in advancing shareholder value through leadership is engrained in all we do at Canopy Growth.

For more information visit www.canopygrowth.com

Notice Regarding Forward Looking Statements

This news release contains forward-looking statements. Often, but not always, forward-looking statements can be identified by the use of words such as “plans”, “expects” or “does not expect”, “is expected”, “estimates”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved. Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Canopy Growth Corporation, its subsidiaries, or its affiliates to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Examples of such statements include future operational and production capacity, the impact of enhanced infrastructure and production capabilities, and forecasted available product selection. The forward-looking statements included in this news release are made as of the date of this news release and Canopy Growth Corporation does not undertake an obligation to publicly update such forward-looking statements to reflect new information, subsequent events or otherwise unless required by applicable securities legislation.

Neither the TSX Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Exchange) accepts responsibility for the adequacy or accuracy of this release.

SOURCE Canopy Growth Corporation

View original content: http://www.newswire.ca/en/releases/archive/April2018/05/c7719.html

%SEDAR: 00029461E

For further information: Jordan Sinclair, Director of Communications, Jordan@tweed.com, 613-769-4196; Investor Relations, Tyler Burns, Tyler.burns@canopygrowth.com, 855-558-9333 ex 122; Director: Bruce Linton, tmx@tweed.com

CO: Canopy Growth Corporation

CNW 07:46e 05-APR-18